DAVIS POLK & WARDWELL
1600 El Camino Real
Menlo Park, California 94025

650 752 2022
dallas@dpw.com

December 14, 2005

Re:	Somaxon Pharmaceuticals, Inc. Registration Statement on Form S-1 File Number 333-128871

Jeffrey Riedler, Assistant Director
United States Securities and Exchange Commission
Washington, D.C. 20549

Dear Mr. Riedler:

     This will confirm on behalf of the underwriters for the initial public offering by Somaxon Pharmaceuticals, Inc., of 5,000,000 shares of its common stock, par value $.0001 per share, that as sole bookrunning manager Morgan Stanley & Co. Incorporated is responsible for sending out all confirmations, is able to electronically deliver copies of the issuer free writing prospectus dated the date hereof and Morgan Stanley & Co. Incorporated has agreed to orally confirm delivery of copies of such free writing prospectus (or to orally provide notice of the content thereof) to each investor prior to confirming the sale to such investor of any shares of common stock.

Very truly yours,
/s/ Bruce K. Dallas Bruce K. Dallas

cc:	Bryan Andrzejewski, Morgan Stanley & Co. Incorporated Ken Cohen, Somaxon Pharmaceuticals, Inc. Cheston Larson, Latham & Watkins LLP

Electronic Filing